Exhibit 99.2

SHANDA GROUP INCREASES INVESTMENT IN COMMUNITY HEALTH SYSTEMS
AND EXPRESSES SUPPORT FOR COMPANY

FRANKLIN, Tenn. and MENLO PARK, Calif. (January 11, 2018) – On January 11, 2018, members of Shanda Group filed an amendment to Shanda’s Schedule 13D with the Securities and Exchange Commission to disclose an increase in its investment in Community Health Systems (NYSE: CYH). Shanda, together with its affiliates, is CYH’s largest shareholder and holds approximately 24.0% of the Company’s outstanding common stock.

Robert Chiu, group president of Shanda Group, stated, “We have consistently maintained a good relationship with CYH and are supportive of the Company and its management team as they continue to execute on the Company’s strategic objectives.”

Wayne T. Smith, chairman and chief executive officer of the Company, stated, “We are pleased with Shanda’s continued support and welcome and value the input of Shanda and all of our stockholders.”

About Community Health Systems, Inc.

Community Health Systems, Inc. is one of the largest publicly traded hospital companies in the United States and a leading operator of general acute care hospitals in communities across the country. The Company, through its subsidiaries, owns, leases or operates 127 affiliated hospitals in 20 states with an aggregate of approximately 21,000 licensed beds. The Company’s headquarters are located in Franklin, Tennessee, a suburb south of Nashville. Shares in Community Health Systems, Inc. are traded on the New York Stock Exchange under the symbol “CYH.” More information about the Company can be found on its website at www.chs.net.

About Shanda Group

Shanda Group is a private investment firm involved in public market, private equity and real estate investments around the world.  Shanda Group was founded in 1999 and was one of the earliest and leading Internet conglomerates in China.  Its parent company, Shanda Interactive Entertainment Limited, completed its IPO in 2004 and was the first Chinese online game company successfully listed on NASDAQ.  Committed to bringing positive changes to the world, Shanda Group actively supports philanthropic efforts with a particular focus on fundamental research for brain science.

For more information on Shanda’s Schedule 13D/A filing, please visit www.sec.gov.

Forward-Looking Statements

Statements contained in this news release regarding potential transactions, operating results, and other events are forward-looking statements that involve risk and uncertainties. Actual future events or results may differ materially from these statements. Readers are referred to the documents filed by Community Health Systems, Inc. with the Securities and Exchange Commission, including the Company’s annual report on Form 10-K, current reports on Form 8-K and quarterly reports on Form 10-Q. These filings identify important risk factors and other uncertainties that could cause actual results to differ from those contained in the forward-looking statements. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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Contacts

Community Health Systems, Inc.
Investor Contact:
Thomas J. Aaron, 615-465-7000
Executive Vice President and Chief Financial Officer

Or
Ross W. Comeaux, 615-465-7012
Vice President – Investor Relations

Or

Media Contact:
Tomi Galin, 615-628-6607
Senior Vice President, Corporate Communications, Marketing and Public Affairs

Shanda Group
Jason Reindorp, (650) 656-9574
Head of Global PR & Communications

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